Exhibit 99.2

1

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

UNAUDITED

	As of
	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$49,614	$23,376
Restricted cash	46,302	24,089
Investments in financial assets	5,158	9,449
Trade receivables	26,821	14,235
Other receivables	51	117
Short-term financing receivables, net	72	-
Prepaid expenses and deposits	1,572	1,645
TOTAL CURRENT ASSETS	$129,590	$72,911
NON-CURRENT ASSETS
Intangible assets, net	2,130	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,324	2,116
Investment in equity securities	2,250	-
Long-term financing receivables, net	4,146	-
TOTAL NON-CURRENT ASSETS	$19,843	$13,684
TOTAL ASSETS	$149,433	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,251	1,374
Accrued liabilities	48,068	25,939
Customer deposits	46,302	24,089
Other payables	4,843	3,050
TOTAL CURRENT LIABILITIES	$100,464	$54,452
TOTAL LIABILITIES	$100,464	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 208,613 Shares issued and 208,121 outstanding at June 30, 2025; and 202,941 Shares issued and 202,499 outstanding at December 31, 2024	-	-
Additional paid-in capital	158,827	138,639
Accumulated deficit	(108,201)	(104,746)
Accumulated other comprehensive income	582	708
Treasury shares, at cost, 492 and 442 Common Shares at June 30, 2025 and December 31, 2024, respectively	(2,021)	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	$49,187	$32,146
Non-controlling interests	(218)	(3)
TOTAL EQUITY	$48,969	$32,143
TOTAL LIABILITIES AND EQUITY	$149,433	$86,595

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

2

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(U.S. dollar and shares in thousands, except per share amounts)

UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues	$540,747	$340,778	$894,728	$541,521
Cost of Sales	492,886	308,910	812,931	488,894
Gross Profit	47,861	31,868	81,797	52,627

General and administrative expenses	18,900	14,015	36,416	26,151
Marketing expenses	23,284	15,889	40,981	28,518
Research and development expenses	3,993	2,608	7,925	5,070
Settlement of litigation	—	—	—	9,250
Operating Expenses	46,177	32,512	85,322	68,989
Operating Income (Loss)	1,684	(644)	(3,525)	(16,362)

Other income, net	166	57	288	230
Finance expenses, net	(300)	(523)	(334)	(1,075)
Net Income (Loss)	$1,550	$(1,110)	$(3,571)	$(17,207)
Net income (loss) attributable to non-controlling interests	38	105	(116)	105
Net Income (Loss) Attributable to the Owners of the Company	$1,512	$(1,215)	$(3,455)	$(17,312)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(9)	51	3	94
Foreign currency translation adjustment	(8)	376	(129)	495
Total Comprehensive Income (Loss) Attributable to Owners of the Company	$1,495	$(788)	$(3,581)	$(16,723)
Total Comprehensive Income (Loss) Attributable to Non-Controlling Interest	38	105	(116)	105
Total Comprehensive Income (Loss)	$1,533	$(683)	$(3,697)	$(16,618)
Earnings (Loss) per share
Basic earnings (loss) per share	$0.01	$(0.01)	$(0.02)	$(0.09)
Diluted earnings (loss) per share	$0.01	$(0.01)	$(0.02)	$(0.09)
Weighted-average shares, basic	214,787	189,046	213,738	186,568
Weighted-average shares, diluted	233,366	189,046	213,738	186,568

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

3

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, March 31, 2025	$142,457	$(109,713)	$599	$(591)	$32,752	$(233)	$32,519
Total net income (loss)	-	1,512	-	-	1,512	38	1,550
Total other comprehensive income (loss)	-	-	(17)	-	(17)	-	(17)
Distributions to non-controlling interests	-	-	-	-	-	(23)	(23)
Acquisition of common shares for Restricted Share Unit (RSU) Plan	-	-	-	(2,708)	(2,708)	-	(2,708)
Release of treasury stock	(1,278)	-	-	1,278	-	-	-
Exercise of stock options	351	-	-	-	351	-	351
Shares withheld for taxes	(498)	-	-	-	(498)	-	(498)
Equity-settled stock-based payment	17,795	-	-	-	17,795	-	17,795
Balance at, June 30, 2025	$158,827	$(108,201)	$582	$(2,021)	$49,187	$(218)	$48,969

Balance at, March 31, 2024	$121,870	$(94,302)	$(5)	$(2,110)	$25,453	$171	$25,624
Total net income (loss)	-	(1,215)	-	-	(1,215)	105	(1,110)
Total other comprehensive income	-	-	427	-	427	-	427
Distributions to non-controlling interests	-	-	-	-	-	(14)	(14)
Acquisition of common shares for Restricted Share Unit (RSU) Plan	-	-	-	(10,603)	(10,603)	-	(10,603)
Release of treasury stock	(2,278)	-	-	2,278	-	-	-
Exercise of stock options	3,010	-	-	-	3,010	-	3,010
Exercise of warrants	377	-	-	-	377	-	377
Shares withheld for taxes	(420)	-	-	-	(420)	-	(420)
Equity-settled stock-based payment	13,536	-	-	-	13,536	-	13,536
Balance at, June 30, 2024	$136,095	$(95,517)	$422	$(10,435)	$30,565	$262	$30,827

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

4

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(U.S. dollar in thousands, except per share amounts)

UNAUDITED

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2025	$138,639	$(104,746)	$708	$(2,455)	$32,146	$(3)	$32,143
Total net loss	-	(3,455)	-	-	(3,455)	(116)	(3,571)
Total other comprehensive income (loss)	-	-	(126)	-	(126)	-	(126)
Distributions to non-controlling interests	-	-	-	-	-	(99)	(99)
Acquisition of common shares for Restricted Share Unit (RSU) Plan	-	-	-	(8,830)	(8,830)	-	(8,830)
Release of treasury stock	(9,264)	-	-	9,264	-	-	-
Exercise of stock options	661	-	-	-	661	-	661
Shares withheld for taxes	(1,711)	-	-	-	(1,711)	-	(1,711)
Equity-settled stock-based payment	30,502	-	-	-	30,502	-	30,502
Balance at, June 30, 2025	$158,827	$(108,201)	$582	$(2,021)	$49,187	$(218)	$48,969

Balance at, January 1, 2024	$115,504	$(78,205)	$(167)	$(257)	$36,875	$209	$37,084
Total net income (loss)	-	(17,312)	-	-	(17,312)	105	(17,207)
Total other comprehensive income (loss)	-	-	589	-	589	-	589
Distributions to non-controlling interests	-	-		-	-	(52)	(52)
Acquisition of common shares for Restricted Share Unit (RSU) Plan	-	-	-	(15,226)	(15,226)	-	(15,226)
Release of treasury stock	(5,048)	-	-	5,048	-	-	-
Exercise of stock options	3,623	-	-	-	3,623	-	3,623
Exercise of warrants	377	-	-	-	377	-	377
Shares withheld for taxes	(741)	-	-	-	(741)	-	(741)
Equity-settled stock-based payment	22,380	-		-	22,380	-	22,380
Balance at, June 30, 2024	$136,095	$(95,517)	$422	$(10,435)	$30,565	$262	$30,827

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

5

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollar in thousands)

UNAUDITED

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net Income (Loss)	$1,550	$(1,110)	$(3,571)	$(17,207)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	398	340	777	666
Equity-settled share-based payment	17,795	13,536	30,502	22,380
Finance costs	62	71	(87)	200
Change in fair value of warrants liability	-	200	-	471
Changes in operating asset and liabilities:
Funds held in restricted escrow account	-	(9,250)	-	(9,250)
Trade receivables	(10,031)	(9,096)	(12,586)	(12,190)
Other receivables	3	34	66	7
Short-term and long-term financing receivables, net	(1,249)	-	(4,218)	-
Prepaid expenses and deposits	(39)	(319)	73	591
Accounts payable	324	103	(123)	625
Accrued liabilities	14,496	12,415	22,129	20,255
Customer deposits	16,043	8,684	22,213	20,176
Other payables	1,666	362	1,793	10,726
NET CASH PROVIDED BY OPERATING ACTIVITIES	41,018	15,970	56,968	37,450

INVESTING ACTIVITIES
Purchase of property and equipment	(255)	(501)	(540)	(597)
Purchase of investment in equity securities	(2,250)	-	(2,250)	-
Purchase of financial assets	(109)	(1,542)	(1,459)	(1,713)
Proceeds from sale of financial assets	5,496	5,730	5,753	5,752
NET CASH PROVIDED BY INVESTING ACTIVITIES	2,882	3,687	1,504	3,442
FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(2,708)	(10,603)	(8,830)	(15,226)
Payment of employee taxes on certain share-based arrangements	(498)	(420)	(1,711)	(741)
Proceeds from exercise of stock options	351	3,010	661	3,623
Distributions to non-controlling interest	(23)	(14)	(99)	(52)
NET CASH USED IN FINANCING ACTIVITIES	(2,878)	(8,027)	(9,979)	(12,396)

Net change in cash, cash equivalents and restricted cash	41,022	11,630	48,493	28,496
Cash, cash equivalents and restricted cash, beginning of period	54,965	44,512	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(71)	298	(42)	289
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$95,916	$56,440	$95,916	$56,440

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Warrants exercised	-	377	-	377

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

6

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

1. NATURE OF BUSINESS

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company that operates across all 50 U.S. states, the District of Columbia, and four Canadian provinces. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. Unlike traditional brokerages, who rely on physical offices for service delivery, Real operates as a fully digital brokerage, providing agents with reZEN, our proprietary transaction management and brokerage operations software. The Company’s vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing its ancillary services, including mortgage broker, title and fintech services.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title, mortgage broker and wallet operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently to all periods presented.

A. Basis of preparation

The interim condensed consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

The financial information as of December 31, 2024 that is included in this quarterly report is derived from the audited Consolidated Financial Statements and notes for the year ended December 31, 2024. Such financial information should be read in conjunction with the notes of the Consolidated Financial Statements included in our annual report.

All dollar amounts are in U.S. dollars unless otherwise stated.

B. Basis of Consolidation

The interim condensed consolidated financial statements incorporate the financial statements of the Company, its wholly-owned subsidiaries and entities in which we have a controlling voting interest in. Intercompany transactions and balances are eliminated upon consolidation.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to ensure subsidiaries’ accounting policies are in line with Company’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses, and cash flows relating to transactions between the members of the Company and its subsidiaries are eliminated on consolidation.

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to legal contingencies, income taxes, revenue recognition, stock-based compensation, intangible assets, goodwill and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

7

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

D. Cash and Cash Equivalents and Restricted Cash

The following table (in thousands) provides a reconciliation of cash, cash equivalents, and restricted cash further reported within the condensed consolidated balance sheets that sum to the total of the same amounts shown on the condensed consolidated statements of cash flows.

	As of
	June 30, 2025	December 31, 2024
Cash and cash equivalents	$49,614	$23,376
Restricted cash	46,302	24,089
Total cash, cash equivalents, and restricted cash, ending balance	$95,916	$47,465

E. Income Taxes

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

8

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

F. Financing Receivables, net

The Company provides financial services to its agents with credit terms of up to three years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. In estimating the amount of the allowance for credit losses, the Company considers a combination of historical loss data, agents specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Both the allowance for credit losses and the interest income related to financing receivables were immaterial for the three and six months ended June 30, 2025 and the three and six months ended June 30, 2024.

G. Investments in Equity Securities

The Company’s investments in equity securities include securities without readily determinable fair values. For investments without readily determinable fair values, the Company has elected to use the measurement alternative, under which the investment is measured at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This election is reassessed each reporting period to determine whether non-marketable equity investments have a readily determinable fair value, in which case they would no longer be eligible for this election. Indicators of impairment may include negative changes in the industry, unfavorable market conditions, weak financial performance, or other relevant events and factors. No impairment was recorded in the interim condensed consolidated statements of comprehensive income (loss) for the three and six months ended June 30, 2025 and 2024.

H. Accounting Policy Developments

New Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is in the process of evaluating the impact ASU 2023-09 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) requiring additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. DISE will be effective for annual reporting periods beginning after December 15, 2026 with early adoption permitted. The Company is in the process of evaluating the impact ASU 2024-03 will have on its consolidated financial statements and related disclosures.

3. REVENUE

In the following table, Revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Main revenue streams
Commissions	$537,445	$338,574	$889,194	$537,826
Title	1,346	1,255	2,376	2,050
Mortgage Income	1,709	949	2,785	1,645
Wallet	247	—	373	—
Total Revenue	$540,747	$340,778	$894,728	$541,521

9

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

4. EXPENSES BY NATURE

The following table presents cost of sales and a breakdown of operating expenses (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cost of Sales	$492,886	$308,910	$812,931	$488,894

Operating Expenses
General and Administrative Expenses	18,900	14,015	36,416	26,151
Salaries and Benefits	9,758	6,566	19,460	12,434
Stock-Based Compensation for Employees	1,714	2,066	3,019	3,420
Administrative Expenses	1,221	933	2,113	1,769
Professional Fees	5,007	3,304	9,200	6,422
Depreciation and Amortization Expense	398	340	777	666
Other General and Administrative Expenses	802	806	1,847	1,440
Marketing Expenses	23,284	15,889	40,981	28,518
Salaries and Benefits	413	237	803	442
Stock-Based Compensation for Employees	43	1	83	5
Stock-Based Compensation for Agents	3,478	2,335	6,593	4,472
Revenue Share	17,644	12,475	30,148	21,539
Other Marketing and Advertising Cost	1,707	841	3,355	2,060
Research and Development Expenses	3,993	2,608	7,925	5,070
Salaries and Benefits	2,360	1,322	4,754	2,713
Stock-Based Compensation for Employees	300	198	605	333
Other Research and Development	1,333	1,088	2,567	2,024
Settlement of Litigation	—	—	—	9,250
Total Operating Expenses	$46,177	$32,512	$85,322	$68,989
Total Cost of Sales and Operating Expenses	$539,063	$341,422	$898,253	$557,883

5. OPERATING SEGMENTS DISCLOSURES

Segment information aligns with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, manages the business and allocates resources into four operating segments:

●	North American Brokerage: generates revenue by processing real estate transactions which entitles the Company to commissions.

●	One Real Title: generates revenue by offering title insurance and closing services for residential and/or commercial transactions.

●	One Real Mortgage: derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

●	Real Wallet: derives revenue from fees associated with the program and the offering of financial products.

10

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information and is (iii) regularly reviewed by the CODM. Once operating segments are identified, the Company performs a quantitative analysis of the current and historic revenues and profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

Each operating segment is assessed both quantitatively and qualitatively to determine whether it meets the thresholds for separate disclosure under ASC 280. The Company has elected to separately disclose Title and Mortgage segments as management expects that the segments will continue to be significant. Both segments were previously classified as part of Other Segments. As a result of this change, prior period segment information has been recast to conform to our current presentation in our financial statements. The Company has determined that it operates as three reporting segments - North American Brokerage, One Real Title and One Real Mortgage, which comprise more than 90% of the Company’s total revenue and income (loss) from operations. The other segment, Real Wallet, is not considered a reporting segment as its revenue and net loss do not meet the quantitative threshold set for reporting segments. This segment is disclosed in the “Other Segments” category below.

The CODM uses revenues, gross profit and operating income (loss) as key metrics to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. All segments follow the same basis of presentation and accounting policies as those described throughout the notes to the audited consolidated financial statements included herein. The following tables provide information about the Company’s reportable segments (in thousands).

	For the Three Months Ended June 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$537,445	$1,346	$1,709	$247	$540,747
Cost of sales	491,737	216	900	33	492,886
Gross Profit	$45,708	$1,130	$809	$214	$47,861

Operating Expenses(1)(2)	42,222	2,123	1,492	340	46,177
Operating Income (Loss)	$3,486	$(993)	$(683)	$(126)	$1,684

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net					166
Finance expense, net					(300)
Net Income					$1,550

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.
[2]	Operating expenses includes Revenue share expense of approximately $17,644 thousand and is recorded in the North American Brokerage segment.

11

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

	For the Six Months Ended June 30, 2025
	North American Brokerage	One Real Title	One Real Mortgage	Other Segments	Total
Revenues	$889,194	$2,376	$2,785	$373	$894,728
Cost of sales	810,986	383	1,477	85	812,931
Gross Profit	$78,208	$1,993	$1,308	$288	$81,797

Operating Expenses(1)(2)	77,623	4,411	2,792	496	85,322
Operating Income (Loss)	$585	$(2,418)	$(1,484)	$(208)	$(3,525)

Reconciliation of profit or loss (segment profit/loss)
Other income, net					288
Finance expense, net					(334)
Net Loss					$(3,571)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, and Research and development expenses.
[2]	Operating expenses includes Revenue share expense of approximately $30,148 thousand and is recorded in the North American Brokerage segment.

	For the Three Months Ended June 30, 2024
	North American Brokerage	One Real Title	One Real Mortgage	Total
Revenues	$338,574	$1,255	$949	$340,778
Cost of sales	308,268	143	499	308,910
Gross Profit	$30,306	$1,112	$450	$31,868

Operating Expenses(1)(2)	29,983	1,641	888	32,512
Operating Income (Loss)	$323	$(529)	$(438)	$(644)

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net				57
Finance expenses, net				(523)
Net Loss				$(1,110)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses and Settlement of Litigation.

[2]	Operating expenses includes Revenue share expense of approximately $12,475 thousand and is recorded in the North American Brokerage segment.

12

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

	For the Six Months Ended June 30, 2024
	North American Brokerage	One Real Title	One Real Mortgage	Total
Revenues	$537,826	$2,050	$1,645	$541,521
Cost of sales	487,736	285	873	488,894
Gross Profit	$50,090	$1,765	$772	$52,627

Operating Expenses(1)(2)	64,404	2,892	1,693	68,989
Operating Loss	$(14,314)	$(1,127)	$(921)	$(16,362)

Reconciliation of profit or (loss) (segment profit/(loss))
Other income, net				230
Finance expenses, net				(1,075)
Net Loss				$(17,207)

[1]	Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses and Settlement of Litigation.
[2]	Operating expenses includes Revenue share expense of approximately $21,539 thousand and is recorded in the North American Brokerage segment.

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales for the three and six months ended June 30, 2025 and June 30, 2024.

Segment specific assets and liabilities are not disclosed in these interim condensed consolidated financial statements because the CODM is not regularly provided with that information.

Depreciation and Amortization (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
North American Brokerage	$204	$146	388	277
One Real Title	168	168	336	336
One Real Mortgage	26	26	53	53
Other Segments	—	—	—	—
Total	$398	$340	$777	$666

The amount of revenue from external customers, by geography, is shown in the table below (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
United States	$480,678	$296,261	$801,170	$472,750
Canada	60,069	44,517	93,558	68,771
Total revenue by region	$540,747	$340,778	$894,728	$541,521

13

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

6. INCOME TAXES

The Company has not recorded any income tax expense or benefit in either the six months ended June 30, 2025 or June 30, 2024 as it has had cumulative tax losses in all jurisdictions where it conducts business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our other deferred tax assets, as we believe that it is more likely than not that all of our deferred tax assets will not be realized. Accordingly, we have recorded a full valuation allowance against our net deferred tax assets.

In July 2025, the One Big Beautiful Bill Act (the “OBBB”) was enacted into law, extending key provisions of 2017 Tax Act. The OBBB brought back accelerated depreciation for property acquired and placed in service after January 19, 2025, and restored expensing of domestic research expenditures for years beginning after December 31, 2024. Additionally, the bill also amended the interest expenses limitation to EBITDA-based instead of EBIT, international tax provisions on global intangible low-tax income, foreign derived intangible income, and base erosion and anti-abuse tax. The company is still evaluating the impact of OBBB on our consolidated financial statements.

7. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing the income available to common shareholders for the period by the weighted average number of common shares of the Company (“Common Shares”) outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income available to common shareholders less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus any potentially dilutive securities outstanding during the period. The Company uses the treasury stock method to reflect the potential dilutive effect of unvested RSUs and unexercised stock options. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted earnings (loss) per share.

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Weighted-average numbers of Common Shares - basic	214,787	189,046	213,738	186,568
Effect of Dilutive Securities:
RSUs	8,445	-	-	-
Options	10,134	-	-	-
Weighted-average numbers of Common Shares - diluted	233,366	189,046	213,738	186,568
Earnings (Loss) per share
Basic earnings (loss) per share	$0.01	$(0.01)	$(0.02)	$(0.09)
Diluted earnings (loss) per share	$0.01	$(0.01)	$(0.02)	$(0.09)

The following potential ordinary shares (in thousands) are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Options	70	18,787	13,737	18,787
RSU	—	25,551	17,010	25,551
Total	70	44,338	30,747	44,338

14

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

8. STOCK-BASED PAYMENT ARRANGEMENTS

A. Description of stock-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to acquire Common Shares upon the exercise of Company options (“Options”). Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

The Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company was authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan. No more securities are granted under the Stock Option Plan, Omnibus Incentive Plan, or A&R Plan after June 1, 2025; however, these security-based incentive compensation plans continue to govern the previously issued securities under such plans.

On April 14, 2025, the Company established the 2025 Stock Incentive Plan (the “2025 Plan”) and the Company’s shareholders approved the 2025 Plan on May 30, 2025. Pursuant to the 2025 Plan, the Company is authorized to issue 50,000,000 Common Shares to its directors, employees and other service providers, including agents, as stock-based compensation. The Company may grant options, restricted stock awards, restricted stock units, and other stock-based awards under the 2025 Plan.

Share Repurchases

On May 14, 2024, the Company announced that it renewed its normal course issuer bid (“NCIB”) to be transacted through the facilities of the Nasdaq Capital Market and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. The NCIB terminated May 28, 2025.

The NCIB was conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to manage other administrative matters. RBC Capital Markets was engaged to undertake purchases under the NCIB.

On May 30, 2025, the Company announced a new share repurchase program, pursuant to which it may repurchase up to the lesser of 35 million shares, or $150 million in value. Purchases are made at prevailing market prices and the program has no termination date provided it continues to comply with exemptions from the issuer bid requirements of applicable Canadian securities laws at the applicable time. The program may be suspended or discontinued at any time and does not obligate the company to acquire any amount of Common Shares.

15

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula. The Black-Scholes model requires management to make certain assumptions including the expected life of the stock options, volatility and risk-free interest rate. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date of options granted in the period were as follows:

	As of
	June 30, 2025	June 30, 2024
Share price	$5.10	$4.31
Expected volatility (weighted-average)	60%	95%
Expected life (weighted-average)	2.46 years	10 years
Expected dividends	—%	—%
Risk-free interest rate (based on US government bonds)	4.45%	4.26%
Weighted-average grant date fair value	$5.10	$4.31

Expected volatility has been based on an evaluation of historical volatility of the Company’s share price.

C. Reconciliation of outstanding stock options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	As of
	June 30, 2025		June 30, 2024
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	14,991	$1.09	21,943	$0.92
Granted	15	5.10	45	4.31
Forfeited/ Expired	(35)	0.84	(50)	2.38
Exercised	(1,234)	0.62	(3,151)	0.62
Outstanding at end of period	13,737	$1.14	18,787	$0.98
Exercisable at end of period	11,345	$1.04	14,270	$0.81

The Options outstanding as of June 30, 2025 had a weighted average exercise price of $1.14 (June 30, 2024: $0.98) and a weighted-average remaining contractual life of 6.2 years (June 30, 2024: 6.9 years).

D. Restricted share units

Restricted share units

The Company issues RSUs to agents based on an agent meeting certain performance metrics, including successfully attracting other performing agents to the Company. Each RSU, which has a vesting term of up to 3 years and is subject to forfeiture in certain circumstances, entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s discretion. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in additional paid-in capital. The expense recognized from the issuance of RSU awards for the three and six months ended June 30, 2025 was $3.4 million and $6.5 million, respectively. The expense recognized for the three and six months ended June 30, 2024 was $2.3 million and $4.3 million, respectively. These expenses are classified as marketing expenses.

16

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

Under the Company’s agent stock purchase program (“Agent Purchase Program”), agents purchase RSUs, which are not subject to forfeiture and immediately vest with a one-year restriction for exercise, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share, but may be settled in cash at the Company’s sole discretion in accordance with the equity plan under which the RSUs were issued. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the Agent Purchase Program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 10% of the commission withheld (the percentage was previously 15%) if an agent has not met the Cap and (ii) 15% of the commission withheld (the percentage was 20% until April 1, 2025) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the Agent Purchase Program are expensed to cost of sales and the Bonus RSUs are expensed to stock-based compensation expense within marketing expenses. Bonus RSUs are amortized over the vesting period with a corresponding increase in additional paid-in capital.

Stock compensation awards granted to full-time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the condensed consolidated statements of comprehensive income (loss).

The Company also awards performance-based RSUs which require certain conditions, communicated within each individual award, to be met for vesting to occur. Expense related to the issuance of performance-based RSUs is recorded over the vesting period, is initially based on the fair value of the award on the grant date, and is subsequently remeasured at each reporting date based upon the probability that the performance target will be met. Remeasurement may result in the reversal of expenses previously recorded if it is determined that the performance target will not be met.

The following table illustrates the Company’s stock activity (in thousands of units) for the RSUs under its equity plans.

Restricted Share Units
Balance at, December 31, 2023	27,609
Granted	17,769
Vested and Issued	(19,376)
Forfeited	(1,383)
Balance at, December 31, 2024	24,619
Granted	10,379
Vested and Issued	(6,963)
Forfeited	(3,310)
Balance at, June 30, 2025	24,725

17

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

Stock-Based Compensation Expense

The following tables provide a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the condensed consolidated statements of comprehensive income (loss).

	For the Three Months Ended
	June 30, 2025			June 30, 2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$12,260	$12,260	$-	$8,936	$8,936
Marketing Expenses – Agent Stock-Based Compensation	56	3,422	3,478	69	2,266	2,335
Marketing Expenses – FTE Stock-Based Compensation	-	43	43	-	1	1
Research and Development – FTE Stock-Based Compensation	2	298	300	8	190	198
General and Administrative – FTE Stock-Based Compensation	209	1,505	1,714	461	1,605	2,066
Total Stock-Based Compensation	$267	$17,528	$17,795	$538	$12,998	$13,536

	For the Six Months Ended
	June 30, 2025			June 30, 2024
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Cost of Sales – Agent Stock-Based Compensation	$-	$20,202	$20,202	$-	$14,150	$14,150
Marketing Expenses – Agent Stock-Based Compensation	125	6,468	6,593	211	4,261	4,472
Marketing Expenses – FTE Stock-Based Compensation	-	83	83	1	4	5
Research and Development – FTE Stock-Based Compensation	3	602	605	15	318	333
General and Administrative – FTE Stock-Based Compensation	462	2,557	3,019	1,065	2,355	3,420
Total Stock-Based Compensation	$590	$29,912	$30,502	$1,292	$21,088	$22,380

9. INVESTMENTS

Available-for-Sale Securities at Fair Value

The following table provides a detailed breakdown of investments in financial assets (in thousands) as reported in the condensed consolidated balance sheets:

Description	Cost or Amortized Cost December 31, 2024	Cost or Amortized Cost June 30, 2025	Estimated Fair Value December 31, 2024	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains	Estimated Fair Value June 30, 2025
Fixed Income	$9,289	$5,069	$9,370	$(4,523)	$222	$3	$5,072
Investment Certificate	79	86	79	7	-	-	86
Total	$9,368	$5,155	$9,449	$(4,516)	$222	$3	$5,158

18

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in other comprehensive income (loss).

At each balance sheet date, the Company assesses available-for-sale securities in an unrealized loss position to determine whether the decline in fair value below amortized cost is a result of credit losses or other factors, whether the Company expects to recover the amortized cost of the security, the Company’s intent to sell and if it is more likely than not that the Company will be required to sell the securities before the recovery of amortized cost. For the three and six months ended June 30, 2025 and three and six months ended June 30, 2024, no allowance for credit losses was recorded.

Equity Investment

On June 30, 2025, the Company executed an agreement to acquire a 2.3% minority equity interest in Flyhomes, Inc., a real estate technology company. The Company’s total investment in Flyhomes, Inc., through preferred shares, is $2.25 million. As the fair value of the investment is not readily determinable, the Company is applying the measurement alternative under ASC 321, accounting for investment at cost, less any impairment and adjusted for observable price changes in orderly transactions for the identical or a similar investment. As of June 30, 2025, no impairment or observable price changes have been identified. The investment is classified as an investment in equity securities in the interim condensed consolidated balance sheets.

10. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following (in thousands):

	As of
	June 30, 2025	December 31, 2024
Computer hardware and software	$3,610	$3,070
Furniture, fixture, and equipment	9	9
Total property and equipment	3,619	3,079
Less: accumulated depreciation	(1,295)	(963)
Property and equipment, net	$2,324	$2,116

For the three and six months ended June 30, 2025 depreciation expense was $176 thousand and $332 thousand, respectively. For the three and six months ended June 30, 2024 depreciation expense was $117 thousand and $220 thousand, respectively.

11. INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of acquired technology, customer relationships and other identifiable assets, which are amortized on a straight-line basis over their useful life of 5 years. Intangible assets also includes $25 thousand of indefinite-lived trademarks that are not subject to amortization but reviewed annually for impairment.

19

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

Reconciliation of Carrying Amounts (in thousands):

	December 31, 2023	Additions	December 31, 2024	Additions	June 30, 2025
Cost
Indefinite-lived trademarks	$—	$25	$25	$—	$25
Acquired Technology	1,168	—	1,168	—	1,168
Customer Relationships	2,839	—	2,839	—	2,839
Other	456	—	456	—	456
Total	$4,463	$25	$4,488	$—	$4,488

Accumulated Amortization
Acquired Technology	$398	$234	$632	$116	$748
Customer Relationships	568	568	1,136	283	1,419
Other	55	90	145	46	191
Total	$1,021	$892	$1,913	$445	$2,358

Carrying Amounts	$3,442		$2,575		$2,130

The Company recorded $222 thousand and $445 thousand for the three and six months ended June 30, 2025, respectively, and $223 thousand and $446 thousand for the three and six months ended June 30, 2024, respectively.

As of June 30, 2025, expected amortization (in thousands) related to intangible assets will be:

Expected Amortization
2025, excluding the six months ended June 30, 2025	$447
2026	780
2027	780
2028	98
2029 and thereafter	—
Total	$2,105

12. GOODWILL

Goodwill is recorded when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, we evaluate goodwill for impairment on at least an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If necessary, a quantitative analysis is performed to measure any impairment. The Company did not record any impairments in the periods presented. The following table is presented in thousands:

	North American Brokerage	One Real Title	One Real Mortgage	Total
Balance at June 30, 2025	$602	$7,670	$721	$8,993

Accumulated Impairment Loss at June 30, 2025	$—	$723	$—	$723

20

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

13. CAPITAL AND RESERVES

Common Shares

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	As of
	June 30, 2025	December 31, 2024
Common Shares, Beginning Balance	202,941	183,605
Stock Options Exercised	1,341	5,379
Release of Restricted Share Units	4,331	13,820
Warrants Exercised	—	137
Common Shares, Ending Balance	208,613	202,941

Treasury Stock

Treasury Stock, which is stock held by the Trustee, is recognized at cost of purchase and presented as a deduction from equity. The following table shows the changes in treasury stock shares for the periods presented in thousands:

	As of
	June 30, 2025	December 31, 2024
Treasury Shares, Beginning Balance	442	175
Repurchases of Common Shares	1,913	8,264
Issuance of Treasury Shares	(1,863)	(7,997)
Treasury Shares, Ending Balance	492	442

21

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

14. FINANCIAL INSTRUMENTS – FAIR VALUE

Items measured at fair value (in thousands):

	As of
	June 30, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	$5,158	$-	$-	$5,158	$9,449	$-	$-	$9,449
Total Financial Assets Measured at Fair Value (FV)	$5,158	$-	$-	$5,158	$9,449	$-	$-	$9,449

In the periods presented there have been no transfers between Level 1, Level 2 and Level 3.

22

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in disputes or regulatory inquiries that arise in the ordinary course of business. Claims or regulatory actions against the Company, whether meritorious or not, could have an adverse impact on the Company due to legal costs, diversion of management resources and other elements. Except as identified with respect to the matters below, the Company does not believe that the outcome of any individual existing legal or regulatory proceeding to which it is a party will have a material adverse effect on its results of operations, financial condition or overall business in each case, taken as a whole.

The Company may have various other contractual obligations in the normal course of operations. The Company is not materially contingently liable with respect to litigation, claims and environmental matters. Any settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

In October 2023, a jury found that the National Association of Realtors (“NAR”) and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents’ and the buyers’ agents’ commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new Multiple Listing Service (“MLS”) rule prohibiting offers of broker compensation on any MLS. In Nosalek, a similar case pending in Massachusetts (the Company is not a defendant) in which the parties have also proposed a settlement, the U.S. Department of Justice Antitrust Division (the “DOJ”) submitted a Statement of Interest objecting that the settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer’s brokers at all. While the DOJ withdrew its objection to the settlement in Nosalek, if the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer’s brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse effect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers’ agents’ and the buyers’ agents’ commissions.

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Class Action”). The Umpa Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Class Action, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following the appeals process if the appellants are unsuccessful. Certain objectors filed notice of appeal, and the appeal is pending. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

23

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2025 AND 2024

UNAUDITED

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California (“Miholich Case”). The Miholich Case alleged that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act (“TCPA”). The Company’s policies require the independent contractor real estate agents to comply with the TCPA. In the complaint, the plaintiffs sought injunctive relief prohibiting future alleged violations of the TCPA, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. Although the Company disputed the allegations, in order to avoid the cost of litigation and without admitting liability or fault, the Company entered into a settlement agreement with the plaintiff in July 2025. The settlement did not have a significant impact on the Company’s financial results. Plaintiff dismissed the Miholich Case consistent with the terms of the agreement.

On April 23, 2025, the employment of Ms. Ressler, the Company’s former Chief Financial Officer, was terminated based on the Company’s opinion that she engaged in actions that violated Company policies related to personal expenses. On June 10, 2025, the Company was named as a defendant in the matter captioned Ressler v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District Of New York (the “Ressler Matter”). Ms. Ressler alleges gender and pregnancy discrimination, retaliation and defamation. The Company is unable to predict the outcome of the Ressler Matter or to reasonably estimate the possible loss or range of loss, if any, arising from the claim asserted therein. The ultimate resolution of the Ressler Matter could have a material adverse effect on the Company’s financial position, results of operations, and cash flow.

On June 28, 2025, the Company was named as a defendant along with other brokerages in a putative class action lawsuit, captioned Cwynar v. The Real Brokerage Inc., et al., which was filed in the United States District Court Northern District of Illinois Eastern Division (the “Cwynar Class Action”). The Cwynar Class Action alleges that the defendants entered into a continuing contract, combination, or conspiracy to unreasonably restrain interstate trade and commerce in violation of Section 1 of the Sherman Act, and that misrepresentations as to the payment of brokerage commissions increased prices of homes sold due to elevated broker commissions resulting in harm to homebuyers. The Company is unable to predict the outcome of the Cwynar Class Action or to reasonably estimate the possible loss or range of loss, if any, arising from the claim asserted therein. The ultimate resolution of the Cwynar Class Action could have a material adverse effect on the Company’s financial position, results of operations, and cash flow.

16. SUBSEQUENT EVENTS

Separate from the equity investment discussed in Footnote 9 above, on July 1, 2025, the Company acquired the AI-powered consumer home search portal and related technology assets of Flyhomes, Inc. for a total purchase price of $3.25 million. The acquired assets are expected to enhance the Company’s digital offerings. We expect to account for this transaction as a business combination and are currently in the process of determining the initial purchase accounting for this transaction.

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